Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month period ended March 31,
	2004	2003

Net income
Net income - basic and diluted	$2,023	$1,827

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,197	4,230

Assumed conversion as of the beginning of each period or upon issuance during a period of stock options outstanding at the end of each period	272	435

Assumed purchase of treasury stock from conversion of stock options outstanding at the end of each period	(135)	(215)

Weighted average common and common equivalent stock outstanding
- diluted	4,334	4,450

Earnings Per Common and Common
Equivalent Share
Basic	$0.48	$0.43

Diluted	$0.47	$0.41